EXHIBIT 99

DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$13,449
Receivables, net	290,130
Inventories	120,078
Deferred income taxes	13,703
Prepaid expenses and other current assets	16,005
Total current assets	453,365
Property, plant and equipment, net	496,756
Goodwill	44,057
Identifiable intangible and other assets, net	70,344
Total	$1,064,522
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$222,739
Total current liabilities	222,739
Long-term debt	137,215
Deferred income taxes	82,190
Other long-term liabilities	43,638
Parent’s net investment:
Parent’s net investment	581,616
Accumulated other comprehensive loss	(2,876)
Total parent’s net investment	578,740
Total	$1,064,522

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Year Ended December 31, 2015
Net sales	$3,802,739
Cost of sales	2,874,462
Gross profit	928,277
Operating costs and expenses:
Selling and distribution	606,605
General and administrative	63,773
Amortization of intangibles	14,901
Restructuring and non-recurring costs	96,604
Total operating costs and expenses	781,883
Operating income	146,394
Other expense:
Interest expense	11,966
Other income, net	128,911
Total other expense	140,877
Income from continuing operations before income taxes	5,517
Income tax expense	3,825
Income from continuing operations	1,692
Loss from discontinued operations, net of tax	(215)
Net income	1,477
Other comprehensive income, net of tax	1,402
Comprehensive income	$2,879

DEAN HOLDING COMPANY
INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT'S NET INVESTMENT
(Unaudited)
(In thousands)

	Parent's Net Investment	Accumulated Other Comprehensive Income (loss)	Total Parent's Net Investment
Balance, January 1, 2015	$544,227	$(4,279)	$539,948
Share-based compensation expense	—	—	—
Activity with parent	35,912	—	35,912
Net income	1,477	—	1,477
Other comprehensive income:
Pension Liability adjustment	—	2,737	2,737
Cumulative translation adjustment	—	(1,334)	(1,334)
Balance, December 31, 2015	$581,616	$(2,876)	$578,740

DEAN HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS INFROMATION
(Unaudited)
(In thousands)

Year Ended December 31, 2015
Cash flows from operating activities:
Net income	1,477
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	87,955
Gain on divestitures and other, net	(2,020)
Write-off of financing costs	(393)
Deferred income taxes	(30,616)
Other, net	755
Receivables, net	49,579
Inventories	1,026
Prepaid expenses and other assets	88,700
Accounts payable and accrued expenses	(114,177)
Income taxes receivable/payable	7,431
Net cash provided by operating activities	89,717
Cash flows from investing activities:
Payments for property, plant and equipment	(59,714)
Proceeds from sale of fixed assets	4,061
Net cash used in investing activities	(55,653)
Cash flows from financing activities:
Proceeds from receivables-backed facility	170,885
Payments for receivables-backed facility	(229,509)
Intercompany	25,991
Net cash used in financing activities	(32,633)
Effect of exchange rate changes on cash and cash equivalents	(1,638)
Decrease in cash and cash equivalents	(207)
Cash and cash equivalents, beginning of period	13,656
Cash and cash equivalents, end of period	$13,449